Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: November 18, 2005
Locations

Denton County
Denton North
1013 W University Drive
Denton, TX 76201
(940) 891-2370
Denton South
729 Fort Worth Drive
Denton, TX 76201
(940) 891-2300
Flower Mound
3212 Long Prairie Road
Flower Mound, TX 75022
(972) 724-BANK (2265)
Lewisville
1101 W Main Street
Lewisville, TX 75067
(972) 221-9444

Hood County
Granbury
702 W Pearl Street
Granbury, TX 76048
(817) 573-2456

Johnson County
Cleburne
1671 W Henderson Street
Cleburne, TX 76033
(817) 641-4465

Parker County
Hudson Oaks
2817 Fort Worth Highway
Hudson Oaks, TX 76087
(817) 598-2150
Weatherford College Park
139 College Park Drive
Weatherford, TX 76086
(817) 596-5593
Weatherford Downtown
102 N Main Street
Weatherford, TX 76086
(817) 598-BANK (2265)
Weatherford Santa Fe
1400 Santa Fe Drive
Weatherford, TX 76086
(817) 594-2500
Willow Park
5171 E I-20 Service Road North
Weatherford, TX 76087
(817) 441-6020
Tarrant County
Arlington Lamar
Brookhollow Two
2221 E Lamar Boulevard
Suite 110
Arlington, TX 76006
(817) 649-BANK (2265)
Arlington Northwest
610 W Randol Mill Road
Arlington, TX 76011
(817) 860-2061
Arlington South
5980 S Cooper Street
Arlington, TX 76017
(817) 472-6688
Benbrook
9200 Benbrook Boulevard
Benbrook, TX 76126
(817) 249-2801
Colleyville
4841 Colleyville Boulevard
Colleyville, TX 76034
(817) 428-3370
Crowley
816 S Crowley Road
Crowley, TX 76036
(817) 297-1161
Fort Worth Camp Bowie West
8875 Camp Bowie West
Fort Worth, TX 76116
(817) 560-6530
Fort Worth Downtown
Fort Worth Club Building
300 W Seventh Street
Fort Worth, TX 76102
(817) 877-1311
Fort Worth Hulen
2601 Hulen Street
Fort Worth, TX 76109
(817) 920-5820
Fort Worth Medical District
1600 W Rosedale Drive
Fort Worth, TX 76104
(817) 696-4500
Fort Worth Ridgmar
2525 Ridgmar Boulevard
Fort Worth, TX 76116
(817) 738-9400
(817) 735-0900
for Mortgage Loans
Grapevine
1205 S Main Street
Grapevine, TX 76051
(817) 481-9688
Southlake
2200 W Southlake Boulevard
Southlake, TX 76092
(817) 416-9672

(FINANCIAL HIGHLIGHTS)
Condensed Statement of Condition
as of September 30, 2005 (in thousands)

	09/30/05	09/30/04

Assets

Cash and due from banks	$54,380	$61,381
Short-term investments	33,000	36,000
Investment securities	151,613	173,830

Loans, net of unearned discount	1,368,746	1,141,178
Allowance for possible loan losses	(17,147)	(14,243)

Net loans	1,351,599	1,126,935

Bank premises and equipment, net	38,954	38,457
Intangible assets	11,960	7,445
Other assets	40,338	34,693

Total Assets	$1,681,844	$1,478,741

Liabilities
Non-interest bearing deposits	525,174	384,496
Interest bearing deposits	939,396	897,393

Total Deposits	1,464,570	1,281,889

Short-term and other borrowings	55,894	63,480
Other liabilities	17,290	10,256

Total liabilities	1,537,754	1,355,625

Stockholders’ Equity
Common stock	5,000	5,000
Certified surplus	59,000	51,000
Undivided profits	80,857	66,446
Accumulated other comprehensive income or (loss)	(767)	(670)

Total stockholders’ equity	144,090	123,116

Total liabilities and stockholders’ equity	$1,681,844	$1,478,741

Tier 1 Capital to Average Assets (4%; 5%)*	8.53%	8.41%
Tier 1 Capital to Risk Weighted Assets (4%; 6%)*	9.38%	9.77%
Total Capital to Risk Weighted Assets (8%; 10%)*	10.54%	10.93%
*Ratios required to be considered adequately capitalized and well capitalized.

(QUARTERLY REPORT)

TEXASBANK QUARTERLY REPORT	THIRD QUARTER 2005
(Picture of Vernon Bryant, President and Chief Executive Officer,
and Bill Knight, Chairman of the Board)
The third quarter of 2005 is keeping TexasBank on pace for a record-breaking year. Strong loan demand, market expansion and operating efficiencies are helping fuel this outstanding performance. However, it’s the hard work and intensity of TexasBank’s people who make our plans and products work and our customers happy day in and day out. In the the third quarter, we continued to consistently exceed our return on assets, return on equity, net interest margin and efficiency ratio goals.
TexasBank will be entering a new era in 2006 with our recently announced merger with Compass Bank. The union of these two companies, scheduled for early 2006, creates a Southwestern powerhouse that will rank as the fifth largest bank in Texas and will rank fourth in the Dallas-Fort Worth-Arlington metropolitan area based on market share. Upon completion of the transaction, the combined companies will have total deposits of approximately $19.6 billion.
The combination created by TexasBank and Compass Bank will allow us to better serve both our consumer and business customers through increased branch convenience as well as access to a broader array of financial products and solutions. Due to the complimentary nature of our businesses, we expect there to be minimal disruption to our customers and employees. Both companies share an intense commitment to customer service, so our customers can expect the same high level of service they have had in the past. Also, decisions will continue to be made at the local level by people our customers know and respect.
This merger is a very positive step forward and keeps with TexasBank’s long-standing tradition of providing our customers with greater financial opportunities and more personal attention.

/s/ BILL KNIGHT	/s/ VERNON BRYANT

Chairman	President and
of the board	chief executive officer

(TEXASBANK LOGO)
(EQUAL HOUSING LENDER LOGO)